NORSAT 2010 YEAR-END EARNINGS RELEASE AND CONFERENCE CALL NOTICE

Vancouver, British Columbia – March 10, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today that it will release its year-end results for fiscal 2010 on Thursday, March 17, 2011. Management will hold a conference call that same day at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:

DATE: Thursday, March 17, 2011

TIME: 8:30 am Pacific Time (11:30 am Eastern Time).

DIAL-IN NUMBER: 1-888-947-3988

CONFERENCE ID NUMBER: 042010

A digital recording and transcript of the call will be available within a few hours after the live call at:

http://norsat.com/investor-info/conference-call-recordings

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is now a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com